EXHIBIT 99
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Quarter			Nine months
	ended Sept. 30		,	ended Sept. 30		,
(in millions)	2005	2004		2005	2004

Earnings, including interest on deposits (1):
Income before income tax expense	$2,973	$2,690		$8,642	$8,037
Fixed charges	2,018	1,037		5,201	2,787

	$4,991	$3,727		$13,843	$10,824

Fixed charges (1):
Interest expense	$1,969	$987		$5,053	$2,638
Estimated interest component of net rental expense	49	50		148	149

	$2,018	$1,037		$5,201	$2,787

Ratio of earnings to fixed charges (2)	2.47	3.59		2.66	3.88

Earnings, excluding interest on deposits:
Income before income tax expense	$2,973	$2,690		$8,642	$8,037
Fixed charges	1,018	550		2,684	1,536

	$3,991	$3,240		$11,326	$9,573

Fixed charges:
Interest expense	$1,969	$987		$5,053	$2,638
Less interest on deposits	1,000	487		2,517	1,251
Estimated interest component of net rental expense	49	50		148	149

	$1,018	$550		$2,684	$1,536

Ratio of earnings to fixed charges (2)	3.92	5.89		4.22	6.23

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.